Exhibit 99.1

Plus Markets: CLK
OTCBB: CLKTF

CalciTech Files Interim Results

16th November 2006 - CalciTech Ltd. (Plus Markets: CLK; OTCBB: CLKTF) today announces its unreviewed consolidated Profit & Loss Accounts for the six months ended 31st August 2006.

Net loss for the period was $805,020, a decrease of $276,388 compared to the same period in 2005, due mainly to improved liquidity and lower interest expense, further capitalisation of Project Development expenditure and continued control of General and Administrative costs.

Epsom Investment Services continues their support by extending the credit facility of $2.5 million to 30th August 2007 on the following terms: Interest payable is 7.5% per annum, but the conversion rights to convert the balance due on the credit facility, in part or in whole, to common stock were withdrawn by Epsom with effect from 27th February 2006 to avoid for CalciTech having to implement the complicated accounting under Black Scholes, required under USGAAP and IAS.

The most significant development this year has been the countdown to the first day of construction of CalciTech’s first new 100,000 tonne SCC plant in Leuna, Germany, expected in January 2007. The cost of construction will be €45 million and will be 45% funded with a grant from the European Regional Structural Fund and 55% arranged by HSH Nordbank AG of Hamburg, with a state guarantee provided by the State of Sachsen Anhalt of up to 80% over the non-grant portion. Applications for this guarantee and the grant have now been submitted.

Construction is due to take 15 months, and the plant is expected to be commissioned in the first half of 2008. Commencement of the building programme will allow management to concentrate on developing a number of further prospective projects under discussion.

Another highlight during the first six months of the year was CalciTech’s presence at Vitafoods 2006 where the Company showcased its CalciSPTM product for the food, pharmaceutical and cosmetics industries. As reported, CalciTech attracted substantial interest, varying from distributors wanting to add CalciSPTM to their product portfolio, through potential direct customers wanting to test the Company’s products, and to parties interested in varying forms of collaboration.

Roger Leopard, CalciTech CEO, stated, “The first eight months of this financial year have been very exciting and significant. We opened our executive office in the city of Magdeburg, from where final planning for the Leuna plant is being conducted. We are delighted to have mandated HSH Nordbank, who have expressed interest to fund a number of future plants of which Leuna is the first. We intend to keep our shareholders informed of progress with this plant building through a dedicated page, which should be available shortly, on our web site at www.calcitech.com.”

For further information:

CalciTech Ltd.

Marc Lakmaaker

Email: MarcL@calcitech.com

Tel: +41 22 710 4020

www.calcitech.com

Schwarz Financial

Frank Schwarz

Email: kontakt@schwarzfinancial.com

Tel: +49 611 1745 3980

www.schwarzfinancial.com

Equity Development

Andy Edmond

Tel: +44 207 405 7777

www.equitydevelopment.co.uk

CalciTech Ltd. Unreviewed Consolidated Profit and Loss Account 31 August 2006 and 31 August 2005

	31 August 2006	31 August 2005
Revenues	0	13'870
Cost of revenues	14,838	(20,518)
Gross margin	(14,838)	(6,648)
Product development expenses	189,407	149,035
General and administrative expenses	470,237	624,147
Operating loss	(674,482)	(880,661)
Interest expense	132,230	(200,747)
Loss before income taxes and minority interest	(806,712)	(1,081,408)
Provision for income taxes	1,693	0
Loss from ordinary activities	(805,019)	(1,081,408)
Minority interest		0
Net deficit accumulated during the development stage	(805,019)	(1,081,408)

The directors of the company take responsibility for this announcement.

This press release contains "forward looking statements" including forward looking statements as that term is defined in section 27a of the United States securities act of 1933 and section 21e of the securities and exchange act of 1934. Statements in this press release, which are not purely historical are forward looking statements and include any statements regarding beliefs, expectation or intentions concerning the future. Forward looking statements in this press release include, but are not limited to statements which are subject to a number of contingencies and uncertainties, including, but not limited to, market acceptance for CalciTech’s products, manufacturing of CalciTech’s products in a commercial setting, obtaining adequate financing and construction management for products and obtaining appropriate permits.

It is important to note that the corporation's actual outcomes may differ materially from those in forward looking statements contained in this press release. Although the company believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations and intentions will prove to be accurate. Readers should refer to the risks disclosures in the company's public filings with the Securities and Exchange Commission.